Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, MD 20850
Tel (301) 838-2500
Fax (301) 424-1364

October 4, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F. Street, NE

Washington, D.C. 20549

Re:	Supernus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 001-35518

Dear Mr. Rosenberg:

This letter serves as the further response of Supernus Pharmaceuticals, Inc. (the “Company,” “we” or “our”) pursuant to our telephone discussion with and the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on September 20, 2017.  This letter also serves to confirm that the responses in our letter dated August 29, 2017 to comments 1 and 2 of the Staff’s letter dated August 15, 2017 are satisfactory to the Staff and that no further action is required by the Company except as set forth in our responses therein.

Concerning comment 3, the Company acknowledges the Staff’s comment that deferred legal fees are related to the underlying patent asset, and that amortization of deferred legal fees should begin upon capitalization.

Accordingly, the Company has analyzed the impact of this change, from 2013 forward.  Initially, we used the life of the patent to establish the appropriate amortization period. That amortization period was subsequently adjusted, on a go forward basis, to impound changes to the effective economic life of the patent, consistent with the Company’s judicial findings and finalized settlement agreements with generic filers for Trokendi XR and Oxtellar XR.  The results of our analysis, calculated on a quarterly and annual basis, are shown in Attachment I.

Materiality Assessment

The Company assessed the financial statement impact of the error correction, as described above, using both quantitative and qualitative factors.  The Company has concluded that analysis on both quantitative and qualitative bases supports the conclusion that the correction of the error is not material to the Company’s reported financial results, from 2013 through 2017.

Quantitative Factors

We assessed materiality (see Attachment I) on a quarterly and annual basis, using quantitative metrics which we actively use in monitoring our business and which we also believe are critical quantitative metrics to investors.  Because materiality is most appropriately assessed on an annual basis, the impact of this correction of an error is shown in the table below on a calendar year basis.

	Period
( $ Thousands )	2013	2014	2015	2016	2017 (Q1+Q2)

Impact of Correction	6	174	808	1,487	658

As Percent of Revenue	0.0%	0.2%	0.5%	0.7%	0.5%

As Percent of SG&A Expense	0.0%	0.2%	0.9%	1.4%	0.8%

As Percent of Operating Income	0.0%	-3.3%	3.9%	2.7%	1.5%

Our analysis, as shown above, shows that the incremental impact of effectuating the referenced correction of an error is below 5% in each of the last four (4) years and the two (2) most recent quarters, as measured against reported revenue, selling, general and administrative (SG&A) expense, and operating income.  Furthermore, our quantitative analysis of materiality, which includes assessing both the annual and cumulative impact of the error correction in each period; i.e., the rollover and iron curtain approaches, respectively, shows the impact on both prior and current periods is below 5% of operating income.

Based on our forecasts for calendar year 2017, we believe that correction of this error is immaterial to the Company’s financial results, as set forth in the table below:

	2017
( $ Thousands )	Cumulative through December 31, 2016	Cumulative through June 30, 2017

Impact of Correction	2,475	3,133

As Percent of Revenue	0.9%	1.1%

As Percent of SG&A Expense	1.7%	2.2%

As Percent of Operating Income	2.9%	3.7%

Recording the out-of-period amortization expense during 2017, as shown above, would result in an impact below 5% of revenue, SG&A expense and operating income for 2017.

Based on the quantitative analysis described herein, we believe that the correction of the error would not materially affect our prior reported financial results.  Accordingly, it is not necessary to amend the Company’s prior financial filings.  Further, we believe that the impact of recording a catch-up adjustment in 2017 is quantitatively immaterial and would not materially misstate the current period financial statements.

Qualitative Factors

In a like fashion, the Company assessed the materiality of the correction of the error on a qualitative basis.  The most important qualitative considerations of this error correction are the impact on the Company’s cash position, as well as potential impact on its historical statements of cash flows.  Because this correction of error results in an increase in non-cash expense, it would affect neither the Company’s cash position nor its historical statements of cash flow.  We believe the non-cash nature of this error correction suggests it is immaterial to investors and the Company.

In addition to the above considerations, the Company evaluated the impact of the error correction on the qualitative metrics that both management as well as investors normally use in monitoring progress of our business.  The current ratio, quick ratio, and debt service coverage ratio are unaffected by this change.  The operating margin and debt to equity ratio measures are affected to only a de minimus amount by this change.  We further analyzed the impact of this change and determined that the misstatement does not in any period change a loss into income or vice versa nor does it mask a change in the earnings trends.

Therefore, the Company concluded that, on a qualitative basis, the correction of the error does not materially affect the Company’s financial results.

Proposed Disclosure: Report on Form 10-Q for period ended September 30, 2017 and on Form 10-K for period ended December 31, 2017

The Company proposes including the following disclosure on Form 10-Q, for the period ended September 30, 2017.  Accordingly, the disclosures below will be made on the Form 10-K for the period ended December 31, 2017, as well.

Balance Sheet Presentation

We recognize the Staff’s comment regarding the classification of deferred legal fees within intangible assets on the balance sheet.  We will ensure this reclassification occurs in all future filings.

Accounting Policy Disclosures

The Company proposes to update the Footnote 2 Disclosure for Intangible Assets as follows:

Footnote 2 — Intangible Assets

Intangible Assets consist of patent defense costs; i.e., deferred legal fees that have been incurred in connection with legal proceedings related to the defense of patents for Oxtellar XR and Trokendi XR. Patent defense costs will be charged to expense in the event of an unsuccessful outcome of the ongoing litigation. Patents are carried at cost less accumulated amortization, which is calculated on a straight-line basis over the estimated useful lives of the patents. The carrying value of the patents are assessed for impairment annually during the fourth quarter of each year, or more frequently if impairment indicators exist. There were no indicators of impairment identified at December 31, 2016.

The Company proposes to update the Footnote 6 Disclosure for Intangible Assets as follows:

Footnote 6 - Intangible Assets

Intangible assets consist of patent defense costs; i.e., deferred legal fees incurred in conjunction with defending patents for Oxtellar XR and Trokendi XR.

The following sets forth the gross carrying amount and related accumulated amortization of the intangible asset, in thousands:

	Weighted-	September 30,		December 31,
	Average Life	2017		2016

Capitalized patent defense costs	5.9 - 11 years	$ XXX		$37,663

Less accumulated amortization		(XXX	)	(3,758)
		$ XXX		$33,875

In March 2017, the Company entered into two settlements with various companies related to Trokendi XR patent litigation. Following the settlements, the Company began amortizing the remaining unamortized capitalized patent defense cost for Trokendi XR through the settlement date of January 1, 2023.

The net book value of intangible assets was $XX.X million as of September 30, 2017 and $33.9 million as of December 31, 2016.

Amortization expense related to intangible assets was approximately $XX million and $3.8 million for the period ended September 30, 2017 and December 31, 2016, respectively.

There were no indicators of impairment identified.

The Company proposes to update the MD&A Disclosure for the Deferred Legal Fees section under the Critical Accounting Policies and Use of Estimates as follows:

Intangible Assets

Intangible assets consist of patent defense costs; i.e., deferred legal fees that have been incurred in connection with legal proceedings related to the defense of patents for Oxtellar XR and Trokendi XR. Amortization commences in the quarter after the costs are incurred. This amortization period is based initially upon the remaining patent life and is adjusted, if necessary, for any settlements or other changes to the expected useful life of the patent.  Patent defense costs will be charged to expense in the event of an unsuccessful outcome of the on-going litigation.

Internal control over financial reporting considerations

The Company would like to note that its internal controls and processes are under continuous consideration to keep up with changing conditions and business environment.

This correction of an error did not result in a change in our control environment.

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact Gregory S. Patrick, Chief Financial Officer, at (301) 838-2522

Sincerely,

/s/ Jack A. Khattar
Jack A. Khattar
President and Chief Executive Officer

Attachment I

In ‘000s

YEAR	Impact	Operating Income (OI)	% to OI	Revenues	% to Rev	SGA Expense	% to SGA Expense
2013	$6	$(61,920)	0.0%	$12,019	0.0%	$55,590	0.0%
2014	$174	$(5,278)	-3.3%	$92,678	0.2%	$72,612	0.2%
2015	$808	$20,844	3.9%	$147,465	0.5%	$89,063	0.9%
2016	$1,487	$54,216	2.7%	$215,003	0.7%	$106,010	1.4%
Cumulative thru 2016	$2,475
2017 Q1 and Q2	$658	$42,855	1.5%	$133,405	0.5%	$83,741	0.8%
Cumulative thru Q2 2017	$3,133

In ‘000s

Quarter	Impact	Operating Income (OI)	% to OI	Revenues	% to Rev	SGA Expense	% to SGA Expense
Q4 2013	$6	$(11,357)	0.0%	$10,335	0.1%	$15,224	0.0%
Q1 2014	$13	$(13,422)	-0.1%	$9,081	0.1%	$17,527	0.1%
Q2 2014	$33	$3,756	0.9%	$29,675	0.1%	$19,581	0.2%
Q3 2014	$53	$(736)	-7.2%	$22,687	0.2%	$17,445	0.3%
Q4 2014	$75	$5,124	1.5%	$31,235	0.2%	$18,059	0.4%
Q1 2015	$102	$4,034	2.5%	$28,738	0.4%	$19,403	0.5%
Q2 2015	$153	$3,844	4.0%	$35,678	0.4%	$23,194	0.7%
Q3 2015	$232	$5,085	4.6%	$39,362	0.6%	$22,900	1.0%
Q4 2015	$321	$7,881	4.1%	$43,687	0.7%	$23,566	1.4%
Q1 2016	$392	$6,437	6.1%	$44,194	0.9%	$25,160	1.6%
Q2 2016	$270	$11,645	2.3%	$51,626	0.5%	$26,121	1.0%
Q3 2016	$416	$19,839	2.1%	$56,810	0.7%	$25,675	1.6%
Q4 2016	$409	$16,295	2.5%	$62,373	0.7%	$29,054	1.4%
Cumulative thru 2016	$2,475
Q1 2017	$465	$16,788	2.8%	$57,576	0.8%	$28,238	1.6%
Q2 2017	$192	$26,067	0.7%	$75,829	0.3%	$35,078	0.5%
Cumulative thru Q2 2017	$3,133